UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-24293

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

K-V Pharmaceutical Retirement Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

K-V PHARMACEUTICAL COMPANY

16640 Chesterfield Grove Rd., Suite 200, Chesterfield, MO 63005

(Address of Principal Executive Offices) (ZIP code)

K-V Pharmaceutical Retirement Savings Plan

Financial Statements

With

Report of Independent Registered Public Accounting Firm

MARCH 31, 2013

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Participants of the K-V Pharmaceutical Retirement Savings Plan and The Board of Directors of K-V Pharmaceutical Company

We have audited the accompanying statements of net assets available for benefits of the K-V Pharmaceutical Retirement Savings Plan (“the Plan”) as of March 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the K-V Pharmaceutical Retirement Savings Plan as of March 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2013 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Brown Smith Wallace, LLC

September 24, 2013

 St. Louis, Missouri

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

Years ended March 31, 2013 and 2012

	2013	2012

ASSETS
Investments at fair value (Note 4):
Mutual funds	$23,823,257	$27,047,774
Common stock of Employer (See Note 9)	633,687	1,692,350
Interest in collective trusts	2,785,839	3,960,167

Total Investments	27,242,783	32,700,291

Receivables:
Participant contribution	38,266	-
Notes receivable from participants	200,089	136,770

Total Receivables	238,355	136,770

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	27,481,138	32,837,061

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(92,351)	(133,668)

NET ASSETS AVAILABLE FOR BENEFITS	$27,388,787	$32,703,393

The accompanying notes are an integral part of these financial statements.

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended March 31, 2013 and 2012

	2013	2012

Additions:
Contributions and other additions:
Employer contributions	$135,243	$286,553
Participant contributions	1,130,642	1,239,414
Participant rollover contributions	37,953	114,934
Interest on notes receivable from participants	6,655	12,935
Settlement proceeds (See Note 9)	2,077,803	0
Total contributions and other additions	3,388,296	1,653,836

Investment gain/(loss):
Interest and dividends	489,984	757,413
Net realized and unrealized appreciation/(depreciation) in fair value of investments	263,487	(6,949,494)

Total investment gain/(loss)	753,471	(6,192,081)

Total additions and gains/(losses)	4,141,767	(4,538,245)

Deductions:
Benefits paid to participants	9,436,703	10,267,525
Administrative and other expenses	19,670	1,761

Total deductions	9,456,373	10,269,286

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(5,314,606)	(14,807,531)

Net assets available for benefits, beginning of year	32,703,393	47,510,924

Net assets available for benefits, end of year	$27,388,787	$32,703,393

The accompanying notes are an integral part of these financial statements.

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

March 31, 2013

    1.     Description of Plan

The following description of the K-V Pharmaceutical Retirement Savings Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the benefit of all employees of K-V Pharmaceutical Company and its wholly owned subsidiaries (collectively referred to as “the Company”). The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred salary arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established March 1, 1959 to offer the employees of the Company a means of saving funds, on a pre-tax basis or after-tax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participation is voluntary.

The Plan is administered by the management of the Company. Fidelity Management Trust Company serves as the Plan trustee and record keeper (“the Trustee”).

Participation

Full-time employees are eligible to participate in the Plan immediately upon hire. Full-time employees are eligible to participate in the profit sharing portion of the Plan upon completion of one year, or 1,000 hours, of service for the Company and reaching 21 years of age. Each employee may become a participant of the Plan on the first pay period coinciding with, or following, the fulfillment of the eligibility requirements.

Contributions

Plan participants may contribute between 1% and 60% of their covered compensation, up to the maximum allowable under the IRC. Contributions may be made prior to federal and certain other income taxes pursuant to Section 401(k) of the IRC. Contributions are allocated to investment funds, as determined by the eligible participant.

The Company matches 50% of a participant’s contribution not to exceed 7% of a participant’s covered compensation. These contributions are allocated as directed by the participant.

The Company may also make a profit sharing contribution on a discretionary basis on behalf of all eligible participants, as defined in the Plan, whether or not they make an elective contribution for the Plan year. Profit sharing contributions are based on the Company’s profitability, are allocated to participant accounts based on compensation levels, and are 100% participant directed. These contributions are recognized by the Plan when authorized by the board of directors of the Company and are also subject to certain limitations. There were no discretionary contributions authorized by the board of directors of the Company in 2013 and 2012.

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

March 31, 2013

Vesting

Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of the Company’s matching contributions and the earnings thereon is determined based on participant’s years of vesting service. A participant is vested 20% after each year of service and becomes fully vested after five years of service or if employment terminates by reason of death, permanent disability, or retirement. Profit sharing contributions made by the Company vest based on the number of years of service as follows: 0% if less than 3 years of service and 100% if 3 or more years of service.

Forfeitures

Forfeitures are held in a forfeiture account until allocated by the Plan Administrator. These amounts may be used to pay administrative expenses of the Plan, reduce future Company matching contributions, and fund the Company’s discretionary profit sharing contribution to eligible participants. At March 31, 2013 and March 31, 2012, forfeited non-vested accounts totaled $206,477 and $309,194, respectively. The amounts forfeited were $152,758 and $97,233 in 2013 and 2012, respectively.

At March 31, 2013 and March 31, 2012, forfeitures used for administrative expenses totaled $16,500 and $0, respectively. The forfeitures used for Company matching contributions were $262,222 and $0 in 2013 and 2012, respectively.

Payment of Benefits

Upon termination, retirement or disability, the participants have the option to receive a lump-sum distribution equal to the vested value of the funds allocated to the participant’s account or periodic payments of equal amounts over a period not exceeding the participant’s life expectancy.

Upon death subsequent to retirement, the beneficiary of the deceased participant will receive payments as determined by the method of distribution of benefits then in force. Upon death prior to retirement, the beneficiary of the deceased participant can elect to receive a lump-sum distribution or annual periodic payments of substantially equal amounts not to exceed five years.

Upon termination, the participant will receive their vested profit sharing account balance, if under $1,500, on the valuation date coincident with the Plan year in which the participant’s break-in-service occurred. Participant’s vested profit sharing balances in excess of $1,500 will be distributed after the close of the fifth Plan year following the Plan year in which the break-in-service occurred.

Notes Receivable from Participants

Participants of the Plan may borrow funds from their accounts up to 50% of the total vested balance, not to exceed $50,000, less the participant’s highest outstanding loan balance for the previous 12-month period. The minimum loan amount is $1,000. Loans are repayable through payroll deductions over a period of one to five years or up to 10 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate of prime (3.25% at March 31, 2013) plus 0.5% on the day the loan was approved. Interest income on the loan fund is included as interest income in the participant’s fund account based on their elected loan allocation.

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

March 31, 2013

Plan Member Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and is charged with an allocation of administrative expenses. Allocation of earnings and administrative expenses are based on the participant’s account balance by investment type.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except for benefit payments to participants, which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

The Plan’s Fidelity Stable Value Fund is included in the financial statements at the fair value of the collective trust’s underlying investments as based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. However, contract value is the relevant measurement attributable for the portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from the fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

March 31, 2013

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

Certain administrative expenses, in excess of forfeitures, are paid by the Company.

Adoption of New Accounting Standard

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, to improve the comparability of fair value measurements between statements presented in U.S. GAAP and IFRS. ASU 2011-04 clarifies the application of existing fair value measurement requirements including (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity, and (3) quantitative information required for fair value measurements categorized within Level 3. ASU 2011-04 also provides guidance on measuring the fair value of financial instruments managed within a portfolio and application of premiums and discounts in a fair value measurement. In addition, ASU 2011-04 requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The amendments in this update are to be applied retrospectively and are effective for interim and annual reporting periods beginning after December 15, 2011. The adoption did not have a material effect on the Plan’s financial statements.

Subsequent Events

The Plan has evaluated subsequent events through September 24, 2013, the date the financial statements were available to be issued.

3.      Risks and Uncertainties

The Plan provides for investment in various investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4.      Investments

Participants may direct their contributions and Company matching contributions into one or any combination of the investment options offered by the Plan.

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

March 31, 2013

Investments that represent 5% or more of the Plan’s net assets at March 31 are presented in the following table:

	2013	2012

Fidelity Advisor Dividend Growth Fund	$3,063,328	$3,645,985
Fidelity Advisor Stable Value Fund Portfolio II *	2,693,488	3,826,499
Fidelity Advisor Intermediate Bond Fund	2,057,763	2,707,120
Fidelity International Discovery A	2,008,518	Less than 5%
Fidelity Advisor Equity Growth Fund	1,904,310	2,177,077
Hartford Mid Cap Fund	1,751,826	1,848,453
JP Morgan Equity Index Fund	1,641,892	1,796,936
PRU/J Small Co Z	1,577,766	N/A
ABF Large Cap Fund	1,496,963	Less than 5%
Fidelity Advisor Small Cap Fund	Closed	1,875,125
K-V Pharmaceutical Company Common Stock - Class A	Less than 5%	1,638,513

* This amount represents contract value for this investment.

o

The Fidelity Advisor® Small Cap Fund – Class A was closed during the year and all funds were transferred to the Prudential Jennison Small Company Fund Class Z investment, which was added as an investment choice during the year.

o	The BlackRock International Opportunities Portfolio Investor A Shares was closed and all funds were transferred to the Fidelity Advisor® International Discovery Fund – Class A investment.
o	As of 12/12/2012, all new investments (contributions, exchanges in, and loan repayments if applicable) to KV Class A stock fund have been frozen.
o	As of 08/23/2004, all new investments (contributions, exchanges in, and loan repayments if applicable) to KV Class B stock fund had been frozen.

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

March 31, 2013

During 2013 and 2012, the Plan’s investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2013	2012

Common stock of Employer	$(1,458,137)	$(6,295,829)
Mutual funds	2,706,199	(653,665)
	$1,248,062	$(6,949,494)

5.      Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

●     Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

●     Level 2

    Inputs to the valuation methodology include

• quoted prices for similar assets or liabilities in active markets;

• quoted prices for identical or similar assets or liabilities in inactive markets;

• inputs other than quoted prices that are observable for the asset or liability;

• inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

●     Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at March 31, 2013 and 2012.

Common stock: The Company’s stock was de-listed from the New York Stock Exchange, but still traded daily in over the counter market during the Plan year. The stock is valued at the closing price reported on these markets on which the individual securities are traded. See Note 9 for further information about the common stock.

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

March 31, 2013

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective trust fund: Valued at NAV as a practical expedient of fair value. The NAV is based on the underlying investments, which are traded on an active market. The Plan does not have any collective investment funds with unfunded commitments or with any redemption restrictions. There is no redemption notice period for the individual participants within the Plan, however, there is up to a twelve-month redemption notice required for this investment at the Plan level. The participants nor the Plan have any funding commitments related to this investment.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of March 31, 2013 and 2012:

		Fair Value Measurements at Reporting Date Using:
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	Balance 3/31/2013	(Level 1)	(Level 2)	(Level 3)

Mutual Funds:
Large cap funds	$8,869,625	$8,869,625	$-	$-
Target-date funds	3,485,037	3,485,037	-	-
International funds	2,133,131	2,133,131	-	-
Specialty funds	2,449,739	2,449,739	-	-
Bond investments	2,892,417	2,892,417	-	-
Small cap funds	2,190,316	2,190,316	-	-
Mid-cap funds	1,751,826	1,751,826	-	-
Other	51,166	51,166	-	-
	23,823,257	23,823,257	-	-
Common Stock	633,687	633,687	-	-
Interest in Collective Trust	2,785,839	-	2,785,839	-

Total	$27,242,783	$24,456,944	$2,785,839	$-

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

March 31, 2013

		Fair Value Measurements at Reporting Date Using:
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	Balance 3/31/2012	(Level 1)	(Level 2)	(Level 3)

Mutual Funds:
Large cap funds	$10,095,639	$10,095,639	$-	$-
Target-date funds	4,014,981	4,014,981	-	-
International funds	2,719,678	2,719,678	-	-
Specialty funds	2,568,528	2,568,528	-	-
Bond investments	3,391,550	3,391,550	-	-
Small cap funds	2,320,935	2,320,935	-	-
Mid-cap funds	1,848,453	1,848,453	-	-
Other	88,010	88,010	-	-
	27,047,774	27,047,774	-	-
Common Stock	1,692,350	1,692,350	-	-
Interest in Collective Trust	3,960,167	-	3,960,167	-

Total	$32,700,291	$28,740,124	$3,960,167	$-

             The following table for March 31, 2013 and 2012 sets forth a summary of the Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent):

Investment Type	2013 Fair Value	2012 Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Interest in Collective Trust(a)	2,785,839	3,960,167		Daily	Daily

(a)	Short-term investment fund strategy is to invest in high quality, short term securities.

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

March 31, 2013

                6.     Tax Status

The IRS has determined and informed the Company by a letter dated October 9, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

              Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of March 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7.     Distribution of Assets Upon Termination of the Plan

The Company reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and the Company determines that the trust shall be terminated, all accounts shall be revalued as if the termination date was a valuation date and such accounts shall be distributed to participants. If the Plan is terminated or contributions completely discontinued but the Company determines that the trust shall be continued pursuant to the terms of the trust agreement, participants or the Company shall make no further contributions, but the trust shall be administered as though the Plan were otherwise in effect. No plans have been made to terminate the Plan at this time.

In August 2011, the Company reduced its workforce as a result of the divestiture of its generics business. Headcount was reduced which triggered a partial termination of the Plan. Under the partial termination, all employees terminated as a result of the reduction in workforce as well as all active employees enrolled in the Plan as of August 5, 2011 became 100% vested in the Plan.

8.     Related Party Transactions

Certain Plan investments are shares of mutual funds and a collective trust managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Additionally, certain Plan investments are common stock of the Company. The Company is the Plan sponsor as defined by the Plan, and therefore, these transactions qualify as related party transactions.

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

March 31, 2013

9.     Other

Bankruptcy of Plan Sponsor

On August 4, 2012, the Company filed a voluntary petition for relief under Chapter 11 of Title 11 of the U.S. Bankruptcy Code. The relief requested included the continued funding of employee benefit programs. The relief was authorized in an interim order filed on August 7, 2012. The Plan sponsor makes discretionary matching contributions currently being funded from forfeitures on a payroll to payroll basis. Trading of the K-V Pharmaceutical Company Class A and Class B Common Stock on the New York Stock Exchange was suspended before the opening of the trading session on August 6, 2012, and was subsequently delisted.

On September 16, 2013, the Plan Sponsor emerged from bankruptcy. Effective on this date all Class A and Class B Common Stock was cancelled. As such, the stock held in the Company stock fund no longer has any value.

 Stock Fund

As of March 31, 2013, the stock fund was comprised of $412,161 of money market investments and $221,526 of Company stock.

 Settlement proceeds

On September 25, 2012, the Plan received a settlement payment from the Company’s insurance carrier in satisfaction of litigation. The court approved the settlement on May 4, 2012. The net settlement of $2,077,803 was allocated to affected participants.

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

March 31, 2013

10.   Reconciliation of Financial Statements with Form 5500

The following is a reconciliation of the Plan net assets available for benefits between the financial statements and the related Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$27,388,787	$32,703,393

Adjustment from fair value to contract value	92,351	133,668
Participant contribution receivable	(38,266)

Net assets available for benefits per the Form 5500	$27,442,872	$32,837,061

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the related Form 5500 at March 31, 2013:

Net decrease in net assets available for benefits per the financial statements	$(5,314,606)
Add: Adjustment from fair value to contract value at March 31, 2013	92,351
Less: Adjustment from fair value to contract value at March 31, 2012	(133,668)
Less: Current year contributions receivable as of March 31, 2013	(38,266)

Net decrease in net assets available for benefits per the Form 5500	$(5,394,189)

Supplemental Schedule

K-V PHARMACEUTICAL

RETIREMENT SAVINGS PLAN

EIN # 43-0618919	PLAN 002

Schedule of Assets (Held at End of Year)

Form 5500 – Schedule H – Line 4i

March 31, 2013

	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, collateral, par or maturity value	Cost	Current Value March 31, 2013
*	Fidelity Advisor Health Care Fund	Mutual fund	**	$1,113,577
*	Fidelity Advisor Financial Services Fund	Mutual fund	**	426,397
*	Fidelity Advisor Technology Fund	Mutual fund	**	909,765
*	Fidelity Advisor Equity Growth Fund	Mutual fund	**	1,904,310
*	Fidelity Advisor Intermediate Bond Fund	Mutual fund	**	2,057,763
*	Fidelity Advisor Dividend Growth Fund	Mutual fund	**	3,063,328
*	Fidelity Advisor Stable Value Fund Portfolio II	Interest in collective trusts	**	2,785,839
*	Fidelity Advisor Freedom Fund 2010	Mutual fund	**	41,634
*	Fidelity Advisor Freedom Fund 2020	Mutual fund	**	722,262
*	Fidelity Advisor Freedom Fund 2030	Mutual fund	**	734,044
*	Fidelity Advisor Freedom Fund 2040	Mutual fund	**	611,400
*	Fidelity Advisor Freedom Income Fund	Mutual fund	**	51,165
*	Fidelity Advisor Freedom Fund 2005	Mutual fund	**	27,310
*	Fidelity Advisor Freedom Fund 2015	Mutual fund	**	85,446
*	Fidelity Advisor Freedom Fund 2025	Mutual fund	**	705,155
*	Fidelity Advisor Freedom Fund 2035	Mutual fund	**	386,837
*	Fidelity International Discovery A	Mutual fund	**	2,008,518
*	Fidelity Advisor Freedom Fund 2045	Mutual fund	**	116,447
*	Fidelity Advisor Freedom Fund 2050	Mutual fund	**	54,502
	ABF Large Cap Fund	Mutual fund	**	1,496,963
	PRU/J Small Co Z	Mutual fund	**	1,577,766
	PIMCO Pimco Total Return Fund A	Mutual fund	**	834,654
	JP Morgan Small Cap Value Fund A	Mutual fund	**	612,551
	JP Morgan Equity Index Fund	Mutual fund	**	1,641,892
	Thornburg Intl Thornburg Intlval R3 Fund	Mutual fund	**	124,613
	T Rowe Price Growth Stock R	Mutual fund	**	763,132
	Hartford Mid Cap Fund	Mutual fund	**	1,751,826
*	K-V Pharmaceutical Class A Common Stock	Common stock	**	626,209
*	K-V Pharmaceutical Class B Common Stock	Common stock	**	7,478
*	Participant Loans (interest rate of prime plus 0.5% maturing through 2022)	Interest rate of 3.75% to 5.00%	**	200,089
				$27,442,872

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

K-V PHARMACEUTICAL
RETIREMENT SAVINGS PLAN

Date: September 27, 2013	By:	/s/ Thomas S. McHugh
Thomas S. McHugh
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Brown Smith Wallace, LLC.